May 19, 2016

VIA EDGAR

Re:Adeptus Health Inc. (CIK No. 0001602367)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016

Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed April 29, 2016

(File No. 001-36520)

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

This letter is in response to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 13, 2016 relating to Adeptus Health Inc.’s (the “Company”) above-referenced Form 10-K and Form 10-Q. To assist your review, we have retyped the text of the Staff’s comment in italics below.

Securities and Exchange Commission	May 19, 2016

Comment Letter dated May 13, 2016

Form 10-K

Exhibits 31.1 and 31.2

Form 10-Q, March 31, 2016

Exhibits 31.1 and 31.2

1.

We note that your certifications filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 lack paragraph 4(b) representations pertaining to the design of your internal control over financial reporting. Please amend your Form 10-K and your March 31, 2016 Form 10-Q. Include all of the representations required for Section 302.

Today, the Company filed an amendment to its Form 10-K for the fiscal year ended December 31, 2015 and an amendment to its Form 10-Q for the fiscal quarter ended March 31, 2016 to include the representations required under Section 302 of the Sarbanes-Oxley Act of 2002 in the manner described above in the Staff’s comment.

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As requested, the Company also acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (972) 899-6158 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Timothy L. Fielding

Timothy L. Fielding

Chief Financial Officer

cc:Securities and Exchange Commission

Joseph M. Kempf

Dean Suehiro

Securities and Exchange Commission	May 19, 2016

Emily C. Drazan

Celeste M. Murphy

Robert S. Littlepage

Adeptus Health Inc.

Thomas S. Hall

Graham B. Cherrington

Simpson Thacher & Bartlett LLP

Joseph H. Kaufman